SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

The Registrant announces that it will hold an Extraordinary General Meeting of Shareholders on May 31, 2015 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Extraordinary General Meeting and Proxy Statement, and Proxy Card.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: April 28, 2015